Exhibit 99.102

[LOGO] LAKE SHORE GOLD CORP.	181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD ACHIEVES 12,000 OUNCES OF GOLD IN NOVEMBER, FILES
CLOSURE PLAN FOR COMMERCIAL PRODUCTION

TORONTO, ONTARIO—(Marketwire — December 1, 2010) - Lake Shore Gold Corp. (TSX:LSG) (“Lake Shore Gold” or the “Company”) today announced that the Company processed approximately 12,000 ounces of gold at its wholly owned Bell Creek Mill during the month of November. Total tonnes processed during the month were approximately 54,000 tonnes. The mining rate at Timmins Mine exceeded the target rate of 1,500 tonnes per day during the month, averaging over 1,800 tonnes per day.

In addition, the Company announced that the Closure Plan for mine production at the Timmins Mine has been filed by Ontario’s Ministry of Northern Development and Mines. With the filing of the Closure Plan, and the attainment of target production rates, the Company remains on track to declare commercial production at Timmins Mine at the end of 2010.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “We had a very good month in November. The Bell Creek Mill achieved recoveries of about 97% with grades averaging around 7.00 gpt. Combined with the 5,107 ounces we produced during the last two weeks of October, the results in November clearly demonstrate that the Bell Creek Mill is operating extremely well and that we are positioned to exit 2010 with production at the mill meeting and possibly exceeding our target of 10,000 ounces per month. At Timmins Mine, we are making very good progress and remain on track for commercial production.”

About Lake Shore Gold

Lake Shore Gold is a rapidly growing mining company with a vision is to become a mid-tier gold producer through the successful exploration, development and operation of its properties in the Abitibi Greenstone belt in Northern Ontario and Quebec, starting with its strong base in Timmins, Ontario. In Timmins, the Company is currently carrying out pre-production development at the Timmins Mine, where it is using both a shaft and ramp to mine the Timmins deposit, and has intersected mineralization underground at the adjacent Thunder Creek deposit, which is being developed using the same infrastructure and as part of the Timmins Mine project. Progress is also being made with an underground advanced exploration program at its Bell Creek Mine, located on the east side of the City of Timmins, which is moving forward to become the Company’s second mining operation in the Timmins Gold Camp. The Company’s wholly owned mill (located on the Bell Creek property) has been refurbished and is currently operating at 2,000 tonnes per day. The Company continues to invest aggressively in exploration primarily in the Timmins Gold Camp and in its other properties in Northern Ontario and Quebec, and owns a large land position in Mexico. The Company’s common shares trade on the TSX under the symbol LSG.

Forward-looking Statements

Certain statements in this press release relating to the Company’s exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” within the meaning of securities legislation. The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in Lake Shore Gold’s most recent Annual Information Form and other regulatory filings which are posted on sedar at www.sedar.com.

FOR FURTHER INFORMATION PLEASE CONTACT:
Lake Shore Gold Corp.
Tony Makuch
President & CEO
(416) 703-6298
Email: info@lsgold.com

Mark Utting
Vice-President, Investor Relations
(416) 703-6298
Email: info@lsgold.com
Website: www.lsgold.com

Photo: Gold Pour on November 25, 2010 (Approximately 5,100 Ounces)